EXHIBIT 4.3

ISIN: US06739H5110

CUSIP: 06739H511

BARCLAYS BANK PLC

(Incorporated with limited liability in England and Wales)

U.S.$1,150,000,000

7.75 per cent. Non-Cumulative Callable Dollar Preference Shares, Series 4 (the

“Preference Shares”)

Global Preference Share

THIS IS TO CERTIFY that the bearer of this Global Preference Share is entitled to 46,000,000 fully paid Preference Shares of nominal value U.S.$0.25 each and principal amount U.S.$25 each in the capital of Barclays Bank PLC, subject to the Memorandum and Articles of Association of the Issuer and the terms set out in Schedule A hereto.

Unless otherwise stated, capitalised terms used in this Global Preference Share shall have the meanings given to them in the Agency Agreement between the Issuer and the agents named therein dated 7 December 2007 (the “Agency Agreement”).

The aggregate nominal amount from time to time of this Global Preference Share shall be an amount equal to the aggregate nominal amount of the Preference Shares as shall be shown by the latest entry in the fourth column of Schedule B hereto, which shall be completed by or on behalf of the Principal Paying Agent upon the exchange of the whole or a part of this Global Preference Share for Definitive Preference Shares or the redemption or purchase and cancellation of Preference Shares represented hereby.

This Global Preference Share is exchangeable (free of charge to the holder) on or after the Exchange Date in whole or in part for Definitive Preference Shares:

(i)	by the Issuer giving notice to the Principal Paying Agent and the holder hereof of its intention to effect such exchange or

(ii)	by the holder hereof giving notice to the Principal Paying Agent of its election to exchange the whole or a part of this Global Preference Share for Definitive Preference Shares or

(iii)

otherwise, The Depository Trust Company (“DTC”) (or any clearing system as shall have been designated by the Issuer (the “Alternative Clearing System”) on behalf of which the ADRs relating to the Preference Shares may be held) notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the ADRs relating to the Preference Shares, or ceases to be a “Clearing Agency” registered under the Securities and Exchange Act of 1934 or is at any time no longer eligible to act as such and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC (or, as the case may be, such Alternative Clearing System).

“Exchange Date” means a day falling not less than 5 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located and, except in the case of exchange pursuant to (iii) above, in the city in which DTC or, if relevant, the Alternative Clearing System, is located.

Any such exchange may be effected on or after an Exchange Date by the holder of this Global Preference Share surrendering this Global Preference Share or, in the case of a partial exchange, presenting it for endorsement to or to the order of the Principal Paying Agent. In exchange for this Global Preference Share, or part thereof to be exchanged, the Issuer shall deliver, or procure the delivery of, Definitive Preference Shares in an aggregate nominal amount equal to the nominal amount of this Global Preference Share submitted for exchange printed in accordance with any applicable legal and stock exchange requirements and substantially in the form set out in Schedule 2 to the Agency Agreement as supplemented and/or modified and/or superseded from time to time.

Except as otherwise described herein, this Global Preference Share is subject to the Articles and, until it is exchanged for Definitive Preference Shares, its holder shall be entitled to the same benefits as if it were the holder of the Definitive Preference Shares for which it may be exchanged and as if such Definitive Preference Shares had been issued on the date of this Global Preference Share.

This Global Preference Share shall not be valid or become obligatory for any purpose until authenticated by or on behalf of the Principal Paying Agent.

The Seal of the Issuer was affixed on 7 December 2007 in accordance with Article 127 of the Articles of Association in the presence of:

for and behalf of the Issuer

This Global Preference Share is authenticated by or on behalf of the Principal Paying Agent.

By:

Authorised Signatory

Schedule A

Conditions

The terms of, and rights attaching to, the Non-Cumulative Callable Preference Shares are contained in the Issuer’s Articles of Association and in a special resolution of the members of the Issuer passed on 3 December 2007 which provides as follows.

Barclays Bank PLC

NON-CUMULATIVE CALLABLE DOLLAR PREFERENCE SHARES, SERIES 4

__________________________________

TERMS AND CONDITIONS

(Adopted by a resolution of the shareholders of Barclays Bank PLC passed as a special resolution on 3 December 2007)

__________________________________

The Non-Cumulative Callable Dollar Preference Shares, Series 4 (the “Series 4 Dollar Preference Shares”) of Barclays Bank PLC (the “Issuer”) have attached thereto the terms and conditions set out below and are otherwise subject to the provisions of the Articles of Association of the Issuer (the “Articles”).

1.	General

The Series 4 Dollar Preference Shares will have a nominal value of U.S.$0.25 each and will be issued fully paid for cash in accordance with the terms of the underwriting agreement and pricing agreement relating thereto. The Series 4 Dollar Preference Shares will rank pari passu and rateably without any preference or priority among themselves and will rank in priority to the Ordinary Shares of the Issuer. A full description of the ranking of the Series 4 Dollar Preference Shares as regards participation in profits and on a return of capital is contained in paragraphs 2(i) and 3 below.

The Series 4 Dollar Preference Shares will, following their initial issue in registered form, be represented by a share warrant to bearer, within the meaning of the Companies Acts, in the form of a single global share warrant to bearer (the “Global Series 4 Dollar Preference Share”). The Global Series 4 Dollar Preference Share will be deposited with the custodian for The Bank of New York of 101 Barclay Street, Floor 21 West, New York, New York 10286, as depositary (the “Depositary”). The Global Series 4 Dollar Preference Share is exchangeable in whole or in part for definitive Series 4 Dollar Preference Shares, each in registered form in the circumstances set out in the Global Series 4 Dollar Preference Share.

2.	Dividends

(i)

Subject to paragraphs (iii) and (iv) below, each Series 4 Dollar Preference Share shall entitle the holder thereof to receive out of the profits of the Issuer available for distribution and permitted by law to be distributed a non-cumulative preferential dividend (the “Preference Dividend”), in priority to the payment of any dividend to the holders of Ordinary Shares and any other class of shares in the capital of the Issuer ranking junior to the Series 4 Dollar Preference Shares as regards participation in profits of the Issuer and pari passu in such regard with the holders of any other class of shares in the capital of the Issuer, (other than any shares which may be issued by the Issuer and which by their terms rank in priority, with the consent or sanction of the holders of the Series 4 Dollar Preference Shares given in accordance with the Articles, to the Series 4 Dollar Preference Shares as regards participation in such profits).

(ii)

Subject to paragraphs (iii) and (iv) below, Preference Dividends shall accrue at a fixed rate of 7.75 per cent. per annum on the principal amount of each Series 4 Dollar Preference Share, which Preference Dividend will be payable, subject as provided below, quarterly in arrear in U.S. dollars on 15 March, 15 June, 15 September and 15 December (each a “Dividend Payment Date”) in each year. The first payment of the Preference Dividend will be made on 15 March 2008 in respect of the period from (and including) 7 December, 2007 to (but excluding) 15 March 2008. For the purposes of this paragraph (ii) “principal amount” means, in relation to each Series 4 Dollar Preference Share, U.S.$25. The Preference Dividend accruing in respect of any period from (and including) the most recent Dividend Payment Date (or if none, 7 December, 2007) to (but excluding) the relevant payment date (the “Calculation Period”) will be calculated on the basis of the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months).

(iii)

Subject to paragraph (iv) below, the Preference Dividend for each Dividend Period shall be paid to the extent that payment can be made out of the profits of the Issuer available for distribution and permitted by law to be distributed. If a Preference Dividend is to be paid but the distributable profits of the Issuer available for distribution are insufficient (after payment in full, or the setting aside of a sum to enable the payment in full, of dividends expressed to be payable on the relevant Dividend Payment Date on any class of shares in the capital of the Issuer ranking pari passu with or in priority to the Series 4 Dollar Preference Shares as regards participation in the profits of the Issuer, and after payment in full, or the setting aside of a sum to enable the payment in full, of all dividends expressed to be payable on a date earlier than the relevant Dividend Payment Date on any class of shares in the capital of the Issuer that ranks pari passu with or in priority to the Series 4 Dollar Preference Shares in such regard and carries cumulative rights to dividends) then (subject to paragraph (iv) below) Preference Dividends shall be paid to the extent of the distributable profits on a pro rata basis so that (i) the aggregate amount of Preference Dividends on the Series 4 Dollar Preference Shares and (ii) the aggregate amount of dividends on each other class of shares on which dividends are expressed to be payable on such date and ranking pari passu with the Series 4 Dollar Preference Shares as regards participation in profits and (iii) the aggregate amount of dividends paid or set aside for payment on such date on each other class of shares ranking pari passu with the Series 4 Dollar Preference

Shares in such regard and carrying cumulative rights to dividends, on which dividends were expressed to be payable before such date, will bear to each other the same ratio as the full amounts of dividends (1) expressed to be payable in aggregate on the Series 4 Dollar Preference Shares on such date, (2) expressed to be payable in aggregate on each such other pari passu ranking class of shares on which dividends are expressed to be payable on such date and (3) paid, or set aside for payment of, in aggregate on each such other pari passu ranking class of shares carrying cumulative rights to dividends in respect of dividends expressed to be payable before such date, bear to each other.

(iv)

Notwithstanding paragraph (iii) above, on any Dividend Payment Date, at the Issuer’s discretion, the Preference Dividend which would otherwise be payable on a Dividend Payment Date may either not be payable at all or only be payable in part.

(v)

If a Preference Dividend on the Series 4 Dollar Preference Shares is not paid, or is paid only in part, pursuant to paragraphs (iii) or (iv) above, the holders of the Series 4 Dollar Preference Shares shall have no claim in respect of such non-payment or non-payment in part, as applicable. The Issuer shall have no obligation to pay the Preference Dividend accrued for the relevant Dividend Period or to pay interest thereon, whether or not Preference Dividends are paid on the Series 4 Dollar Preference Shares for any future Dividend Period.

(vi)

If a Preference Dividend is not paid in full on a Dividend Payment Date (the “Relevant Dividend Payment Date”) (or a sum is not set aside to provide for its payment in full), the Dividend Restriction shall apply. The “Dividend Restriction” means that neither the Issuer nor the Holding Company may (a) pay a dividend (other than payment by the Holding Company of a final dividend declared by its shareholders prior to the Relevant Dividend Payment Date, or a dividend paid by the Issuer to the Holding Company or to another wholly-owned Subsidiary) on any of their respective ordinary shares, other preference shares or other share capital ranking pari passu or junior with the Series 4 Dollar Preference Shares in respect to dividend payments and rights in liquidation or (b) redeem, purchase, reduce or otherwise acquire any of their respective ordinary shares, preference shares or other share capital, other than shares of the Issuer held by the Holding Company or a wholly-owned Subsidiary (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof), until the earlier of (1) the Dividend Payment Date on which the Issuer next pays (or sets aside a sum to provide for the payment of) a Preference Dividend in full and (2) the date on or by which all of the Series 4 Dollar Preference Shares are either redeemed in full or purchased by or for the account of the Issuer, in each case in accordance with the Articles and the terms of the Series 4 Dollar Preference Shares.

(vii)

Any Preference Dividend unclaimed after a period of 12 years from the date when it became due for payment shall be forfeited and shall revert to the Issuer and the payment by the Board of any unclaimed Preference Dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Issuer a trustee in respect of it.

(viii)	No dividend or other moneys payable on or in respect of the Series 4 Dollar Preference Shares shall bear interest as against the Issuer.

3.	Capital

On a winding-up or other return of capital (other than a redemption or purchase by the Issuer of any of its issued shares, or a reduction of share capital, permitted by the Articles and under applicable law), the assets of the Issuer available to shareholders shall be applied in priority to any payment to the holders of Ordinary Shares and any other class of shares in the capital of the Issuer then in issue ranking junior to the Series 4 Dollar Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of the Issuer then in issue (other than any class of shares in the capital of the Issuer then in issue ranking in priority, with the consent or sanction of the holders of the Series 4 Dollar Preference Shares given in accordance with the Articles, to the Series 4 Dollar Preference Shares on a winding-up or other such return of capital), in payment to the holders of the Series 4 Dollar Preference Shares of an amount per Series 4 Dollar Preference Share equal to the aggregate of:

(i)	the Preference Dividend accrued thereon for the then current Dividend Period to the date of the commencement of the winding-up or other such return of capital; and

(ii)	U.S.$25 per Series 4 Dollar Preference Share.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series 4 Dollar Preference Shares will have no right or claim to participate further in the assets of the Issuer available for distribution among the members and will not be entitled to any further participation in such return of capital. In the event of the sale of all or substantially all of the assets of the Issuer, the distribution to the shareholders of the Issuer of all or substantially all of the consideration for such sale, unless such consideration (apart from assumption of liabilities) or the net proceeds thereof consists entirely of cash, will not be deemed to be a return of capital in respect of the winding-up of the Issuer.

4.	Redemption

The Issuer may, subject to the Companies Acts, to the Articles and to giving one month’s prior written notice to the FSA (if required), upon not less than 30 nor more than 60 days’ notice, redeem some or all of the Series 4 Dollar Preference Shares on 15 March 2013 and on any Dividend Payment Date thereafter. Redemption will be effected in the manner provided in the Articles.

There shall be paid on each Series 4 Dollar Preference Share so redeemed the aggregate of:

(i)	U.S.$25; and

(ii)	the Preference Dividend accrued thereon for the then current Dividend Period to the date fixed for redemption.

In the event that payment of the redemption price in respect of any Series 4 Dollar Preference Share is improperly withheld or refused, the Preference Dividend on such Series 4 Dollar Preference Share shall continue to accrue, at the then applicable rate, from the date fixed for redemption to the date of payment of such redemption price. If the due date for payment of any amount of redemption moneys is not a dollar business day, then payment of such amount will be made on the next succeeding dollar business day, without any interest or payment in respect of such delay.

5.	Purchases

The Issuer may at any time purchase, or cause to be purchased for its account, all or any of the Series 4 Dollar Preference Shares, subject to the provisions of the Companies Acts, the Articles and all other applicable rules and regulations and subject to the consent of or prior notification to the FSA (if required), at any price. The Issuer shall not be required to select the shares to be purchased rateably or in any other particular manner as between the holders of Series 4 Dollar Preference Shares or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

6.	Form and Transfer

Title to Series 4 Dollar Preference Shares represented by a share warrant to bearer will pass by delivery of the relevant bearer share warrants. Title to Series 4 Dollar Preference Shares in registered form will pass by transfer and registration on the register for the Series 4 Dollar Preference Shares.

The bearer of any share warrant for the Series 4 Dollar Preference Shares and the persons (if any) in whose names Series 4 Dollar Preference Shares are for the time being registered, shall (to the fullest extent permitted by applicable law) be deemed to be, and shall be treated as, the holders and absolute owners of the relevant Series 4 Dollar Preference Shares for the purpose of receiving payment in respect thereof and for all other purposes (notwithstanding any notice of ownership or writing thereon or any notice of previous loss or theft thereof or any trust or other interest therein), whether or not any payment in respect of the Series 4 Dollar Preference Shares shall be overdue.

Each exchange or registration of transfer of Series 4 Dollar Preference Shares in registered form will, subject to and in accordance with the Articles, be effected by entry on the register for the Series 4 Dollar Preference Shares kept by the Issuer’s registrar at its office in the United Kingdom. No fee shall be charged on the registration of any instrument of transfer or other instrument relating to or affecting the title to the Series 4 Dollar Preference Shares, but the person requesting such registration will be required to pay any related taxes, stamp duties or other governmental charges.

Upon presentation to the Issuer’s registrar at its office in the United Kingdom, a share warrant to bearer may be exchanged for the relevant Series 4 Dollar Preference Shares in registered form, in which event the holder of the share warrant to bearer will be registered as a holder of the Series 4 Dollar Preference Shares in the register of members of the Issuer and will receive a certificate made out in such holder’s name. The exchange of Series 4 Dollar Preference Shares represented by a share warrant to bearer for Series 4 Dollar Preference Shares in registered form will also be subject to applicable UK tax laws and regulations in effect at the time of the exchange. No exchange will be made unless any resulting taxes, stamp duties or other governmental charges have been paid to the Issuer. Series 4 Dollar Preference Shares in registered form will not be exchangeable, in whole or in part, for Series 4 Dollar Preference Shares represented by a share warrant to bearer.

7.	Payments

Payments in respect of any amount payable by way of dividend or on redemption in respect of the Series 4 Dollar Preference Shares in bearer form will be made against presentation and, where applicable on redemption, surrender of the relevant share warrant to bearer at the specified office of the Principal Paying Agent or the Paying Agent. Each such payment will be made, at the option of the payee, by a dollar cheque drawn on, or by transfer to a dollar account maintained by the payee with, a branch of a bank in London.

In the case of payments in respect of Series 4 Dollar Preference Shares in bearer form represented by a share warrant, if the due date for payment or any later date upon which the share warrant is presented for payment is not a Payment Business Day, then payment of such amount will be made on the next succeeding Payment Business Day, without any liability on the part of the Issuer to pay interest thereon or any compensation in respect of such delay.

Payments in respect of any amount payable by way of dividend or on redemption in respect of the Series 4 Dollar Preference Shares in registered form will be made by cheque or warrant sent by post to the registered address of the holder, or in the case of joint holders, to any one of them, or, upon request of the holder or joint holders not later than the date specified for such purpose in the notice of redemption, by bank transfer to a U.S. dollar denominated account maintained by the holder, details of which are notified by the holder in writing to the Issuer.

A record of each payment made on a share warrant to bearer will be made on or in relation to such share warrant to bearer by the Principal Paying Agent or the Paying Agent to which the share warrant to bearer is presented for the purposes of making such payment and such record shall be prima facie evidence that the payment in question has been made.

Payments in respect of amounts payable by way of dividend and on redemption on the Series 4 Dollar Preference Shares will be subject in all cases to any applicable fiscal or other laws and other regulations.

8.	Voting

The holders of Series 4 Dollar Preference Shares shall not be entitled to receive notice of, or to attend or vote at, any general meeting of the Issuer.

9.	Variations of Rights and Further Issues

(i)

Save with the sanction of a special resolution passed at a separate general meeting of the holders of Series 4 Dollar Preference Shares then in issue or with the consent in writing of the holders of three-fourths of the issued Series 4 Dollar Preference Shares, the Board shall not authorise or create, or increase the amount of, any shares of any class, or any security convertible into shares of any class, ranking as regards participation in the profits or assets of the Issuer (other than on a redemption or purchase by the Issuer of any such share, or a reduction of share capital, permitted by the Articles and under applicable law) in priority to the Series 4 Dollar Preference Shares. Any such separate general meeting shall be convened and conducted in all respects as nearly as possible in the same way as a general meeting of the Issuer and rights to be given notice thereof and to attend and vote thereat shall be as provided in the Articles. The quorum at any such meeting shall be persons holding or representing by proxy at least one third of the issued Series 4 Dollar Preference Shares then in issue but so that if at any adjourned meeting a quorum as so defined is not present, any two holders of the Series 4 Dollar Preference Shares present in person or by proxy shall be a quorum. In relation to any such special resolution, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such member who is present in person or by proxy shall have one vote in respect of each Series 4 Dollar Preference Share held by him.

(ii)

The Issuer shall be entitled at any time and from time to time and without any consent or sanction of the holders of the Series 4 Dollar Preference Shares to create and/or issue further preference or other share capital ranking as regards participation in the profits and assets of the Issuer pari passu with or junior to the Series 4 Dollar Preference Shares. Such creation and/or issue shall be deemed not to alter, vary, affect, modify or abrogate any of the rights attaching to the Series 4 Dollar Preference Shares and for the avoidance of doubt such rights shall not be deemed to be varied by the alteration of any of the provisions, other than an alteration which would result in any such shares ranking as regards participation in the profits or assets of the Issuer in priority to the Series 4 Dollar Preference Shares, set out in the Articles in respect of any such unissued shares. Any further series of shares ranking, as regards participation in profits or assets of the Issuer, pari passu with or junior to the Series 4 Dollar Preference Shares may, without their creation or issue being deemed to vary the special rights attaching to the Series 4 Dollar Preference Shares, either carry identical rights in all respects with the Series 4 Dollar Preference Shares (except as regards the date from which such shares rank for dividend) or carry rights differing therefrom in any respect including, but without prejudice to the foregoing, in that:

(a)	the rate and/or basis of calculating dividends may differ and the dividend may be cumulative or non-cumulative;

(b)	such shares may rank for dividends as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(c)	such shares may be denominated in any currency or, if permitted by law, any basket of currencies;

(d)	a premium may be payable on return of capital or there may be no such premium;

(e)	such shares may be redeemable at the option of the Issuer or may be non-redeemable;

(f)	different or no restrictions may apply in the event a dividend is not paid on such shares on a scheduled dividend payment date therefor; and

(g)

such shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Issuer pari passu with or junior to the Series 4 Dollar Preference Shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

10.	Registrar, Principal Paying Agent and Paying Agent

The Bank of New York, London office, will act as the Issuer’s registrar and initial Principal Paying Agent for the Series 4 Dollar Preference Shares.

The Issuer reserves the right at any time to vary or terminate the appointment of the Principal Paying Agent and any Paying Agent and to appoint additional or other Paying Agents. Notice of any such termination or appointment and of any change in the specified offices of the Paying Agents will be given to Preference Shareholders in accordance with paragraph 11 below.

11.	Notices

Further to the provisions for giving notices to members contained in the Articles, notices to holders of Series 4 Dollar Preference Shares represented by one or more share warrants to bearer will be valid if published in a leading daily newspaper in London (which is expected to be the Financial Times) or, if such publication shall not be practicable, in an English language newspaper of general circulation in Europe or such other method as may be agreed with the holder from time to time. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication is made.

12.	Governing Law

The creation and issue of the Series 4 Dollar Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, English Law.

13.	Additional Definitions

“Articles” means the Articles of Association of the Issuer, as in effect from time to time.

“Board” means the board of directors of the Issuer, and includes any sub-committee thereof or person or persons to whom the Board has delegated authority in accordance with the Articles.

“Calculation Period” has the meaning set out in paragraph 2(ii) above.

“Companies Act 1985” means the Companies Act 1985.

“Companies Act 2006” means the Companies Act 2006.

“Companies Acts” means the Companies Act 1985, the Companies Act 2006 and all statutes and subordinate legislation made thereunder, for the time being in force concerning companies and affecting the Company.

“Dividend Payment Date” has the meaning set out in paragraph 2(ii) above.

“Dividend Period” means the period from and including a Dividend Payment Date (or the Issue Date) to but not including the next succeeding Dividend Payment Date.

“Dividend Restriction” has the meaning set out in paragraph 2(vi) above.

“dollar business day” means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorised or obliged by law, regulation or executive order to close.

“FSA” means the Financial Services Authority and, if any successor governmental authority succeeds to the bank regulatory functions of the Financial Services Authority in the United Kingdom, such successor governmental authority; provided, however, that if the Issuer becomes domiciled in a jurisdiction other than the United Kingdom, then each reference herein to the Financial Services Authority shall be deemed instead to refer to the governmental authority having primary regulatory authority with respect to the Issuer’s capital adequacy in such other jurisdiction.

“Holding Company” means Barclays PLC.

“Issuer” means Barclays Bank PLC.

“Issue Date” means 7 December, 2007, the date on which the Series 4 Dollar Preference Shares are first issued.

“Ordinary Shares” means ordinary shares in the capital of the Issuer.

“Paying Agent” means the Principal Paying Agent or any Paying Agent appointed from time to time by the Issuer in respect of the Series 4 Dollar Preference Shares.

“Payment Business Day” means a dollar business day and, in the case of a presentation or surrender of a Series 4 Dollar Preference Share, a day (other than a Saturday or Sunday) on which commercial banks are open for business in the place of the specified office of the relevant Paying Agent to whom the same is presented or surrendered.

“Preference Dividend” has the meaning set out in paragraph 2(i) above.

“principal amount” has the meaning set out in paragraph 2(ii) above.

“Relevant Dividend Payment Date” has the meaning set out in paragraph 2(vi) above.

“Subsidiary” means each subsidiary for the time being of the Holding Company within the meaning of Section 736 of the Companies Act 1985.

“subsidiary” and “holding company” have the meanings given to them under Section 736 of the Companies Act 1985.

Schedule B

Nominal Amount of Preference Shares represented by this Global Preference Share

The following exchanges of the whole or a part of this Global Preference Share for Definitive Preference Shares or payments of amounts payable upon redemption in respect of this Global Preference Share have been made, resulting in the nominal amount of this Global Preference Share specified in the latest entry in the fourth column:

Date	Amount of increase/decrease in nominal amount of this Global Preference Share	Reason for increase/decrease in nominal amount of this Global Preference Share (exchange or payment, stating amount of payment made)	Nominal amount of this Global Preference Share following such increase/decrease	Notation made by or on behalf of the Principal Paying Agent

PRINCIPAL PAYING AGENT, PAYING AGENT AND REGISTRAR

The Bank of New York

One Canada Square

London

E14 5AL

United Kingdom